Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

THIRD QUARTER 2016 RESULTS

•                  Revenues up 5% to $1,266 million on strong lottery growth and higher gaming product sales

•                  U.S. GAAP Net loss was $2 million; adjusted Net income was $90 million

•                  Adjusted EBITDA up 4% to $430 million

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — November 21, 2016 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter and nine months ended September 30, 2016. Today, at 8:00 a.m. EST / 1:00 p.m. GMT / 2:00 p.m. CET, management will host a conference call and webcast to present the third quarter results; access details are provided below.

“Strong lottery performance across the world, a larger global installed base, and increased sales of gaming machines drove another quarter of solid revenue and profit expansion,” said Marco Sala, CEO of IGT. “IGT’s leadership positions in lottery and gaming machines were evident at the recent gaming and lottery trade shows. The engaging player experiences and technology solutions IGT creates are the cornerstones of our growth strategy, and we are encouraged by customer enthusiasm for our innovative new products.”

“We achieved broad-based growth across regions in the third quarter and our financial condition is strong,” said Alberto Fornaro, CFO of IGT. “Higher profitability enabled us to maintain our leverage ratio despite the significant interest and tax payments of the quarter. Based on our performance to date, we remain comfortable with our adjusted EBITDA outlook for the full year.”

Summary of Consolidated Third Quarter 2016 Financial Results

	Quarter Ended September 30,		Change	Constant Currency Change
(In $ millions, unless otherwise noted)	2016	2015	(%)	(%)

Revenue	1,266	1,202	5%	6%
Operating Income	164	130	26%	25%
Net (loss) income per diluted share	(0.01)	0.04	NM
Net debt	7,937	8,196	-3%
Adjusted EBITDA	430	414	4%	4%
Adjusted Operating Income	286	261	9%	9%
Adjusted net income per diluted share	0.45	0.42	7%

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items.  Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2016 are calculated using the same foreign exchange rates as the corresponding 2015 period.

Overview of Consolidated Third Quarter Results

Consolidated revenue rose 5% to $1,266 million from $1,202 million in the third quarter of 2015. Revenue growth primarily reflects strong performance in the North America Lottery and Italy segments. Global lottery same-store revenue, excluding Italy, increased 6% during the third quarter while Italy lottery wagers increased 7%. Gaming service revenue was below the prior year, primarily on lower DoubleDown revenues. Product sales increased in the quarter on higher gaming machine unit demand in the North America and International segments as well as on higher International systems sales. The Company shipped 8,980 gaming machines worldwide during the third quarter.

Operating income increased 26% to $164 million from $130 million in the third quarter of 2015. Adjusted operating income grew 9% to $286 million, from $261 million, as higher lottery profits were partially offset by the timing of bad debt expense, investment in the installed base, increased global product marketing costs, and research & development spending.

Adjusted EBITDA of $430 million was 4% higher than in the third quarter of 2015, representing the fourth consecutive quarter of year-over-year growth.

Interest expense was $118 million compared to $122 million in the prior-year period.

Net loss attributable to IGT was $2 million in the third quarter of 2016, reflecting the impact of $21 million in primarily non-cash foreign exchange losses. On an adjusted basis, net income attributable to IGT rose 6% to $90 million. The Company reported net loss per diluted share of $(0.01) and earned $0.45 per diluted share on an adjusted basis.

In the first nine months of the year, cash from operations was $621 million and capital expenditures were $372 million. The Company made the first of three upfront installment payments for the new Lotto concession in Italy during the year-to-date period.

Cash and cash equivalents were $350 million as of September 30, 2016, compared to $627 million as of December 31, 2015. Consolidated shareholders’ equity totaled $3,421 million and net debt was $7,937 million as of September 30, 2016.

Operating Segment Review

North America Gaming & Interactive

North America Gaming & Interactive revenue was $317 million compared to $341 million in the third quarter of 2015.

Service revenue was $241 million compared to $267 million in the prior-year period, largely driven by fewer daily active users (“DAU”) at DoubleDown and a year-on-year decrease in the installed base. Sequentially, terminal service revenue and the installed base were relatively stable.

Product sales increased to $76 million from $73 million in the third quarter of 2015, primarily due to higher replacement unit volume. The segment shipped 5,238 units compared to 3,326 units in the prior-year period. A portion of the new and expansion unit revenue was deferred and is expected to be recognized in the fourth quarter of 2016.

Operating income for North America Gaming & Interactive was $66 million compared to $85 million in the third quarter of 2015. The decrease was largely attributed to lower revenue, as well as costs to revitalize the installed base and higher research & development spending.

North America Lottery

North America Lottery revenue was $307 million, up 22% from the third quarter of 2015. The strong growth reflects robust same-store revenue expansion as well as an incentive contribution from the New Jersey Lottery, largely driven by the record Powerball jackpot in the first quarter of 2016. Excluding the New Jersey contribution, revenue for the North America Lottery segment rose 10%.

Service revenue of $290 million was 19% higher than in the prior-year period, reflecting 6.3% same-store revenue growth and the New Jersey incentive contribution. The same-store revenue growth was primarily driven by continued strength in multi-state Jackpot games. Product sales were $18 million in the third quarter of 2016, compared to $10 million in the prior-year period, and included higher hardware sales in California as well as increased instant ticket printing revenue.

Operating income for North America Lottery rose 70% to $85 million, reflecting the strong same-store revenue growth and the New Jersey incentive.

International

International revenue was $215 million in the quarter, up from $210 million in the third quarter of 2015. At constant currency, revenue for the International segment rose 5% from the prior year.

International lottery service revenue of $71 million was 8% higher than in the prior-year period at constant currency. Same-store revenue growth of 5.7% was supported by strength in Latin America and Eastern Europe, partially offset by weakness in the United Kingdom.

International gaming service revenue was $43 million compared to $50 million in the third quarter of 2015, mainly due to the exit of certain interactive operations. At constant currency, terminal service revenue grew 3% over the prior year and the installed base rose 500 units to 10,268. Revenue from gaming product sales rose 12% at constant currency, supported by the 3,742 gaming machines shipped at higher average unit prices during the third quarter of 2016 compared to 3,296 units in the prior-year period. Product sales also benefited from a large systems sale in Asia.

International operating income was $39 million compared to $37 million in the third quarter of 2015. At constant currency, operating income rose 15% on strength in lottery, improved contribution from the installed base, and higher gaming product sales.

Italy

Italy revenue was $426 million, 7% higher than in the third quarter of 2015.

Total Lotto wagers in the quarter were €1,967 million, a 17% increase over the prior-year period, reflecting a significant contribution from late numbers. Excluding late numbers, Lotto wagers increased 2% over the same period last year. Scratch & Win wagers were relatively stable at €2,091 million.

Machine gaming service revenue increased 8% over the third quarter of 2015 on improved unit productivity. The strength in service revenues was partially offset by lower installed units. Sports betting wagers increased 7% and payout was steady compared to the prior year.

Operating income for the Italy segment was $147 million, 12% higher than the third quarter of 2015. The increase in operating income was mainly attributable to strong Lotto and sports betting contribution.

Other Developments

The Company’s Board of Directors has declared a quarterly cash dividend of $0.20 per ordinary share. The dividend is payable on December 19, 2016 to all shareholders of record as of the close of business on December 5, 2016.

Outlook

The Company continues to expect adjusted EBITDA of $1,740-$1,790 million for the full year 2016 period. Capital expenditures excluding upfront Lotto concession payments are now expected to be no more than $550 million. This compares to previous capital expenditure guidance of $550-$580 million. Net debt is still expected to be $7,700-$7,900 million at the end of 2016.

Adjusted EBITDA is a non-GAAP measure. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these Non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends.

Conference Call and Webcast

Today, at 8:00 a.m. EST / 1:00 p.m. GMT / 2:00 p.m. CET, management will host a conference call to present the third quarter 2016 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the dial in number is +44 (0) 20 3427 1904 for participants in the United Kingdom and +1 877 280 2296 for listeners outside the United Kingdom. The conference ID/confirmation code is 8241308. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1 866 932 5017 using the conference ID/confirmation code 8241308.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of International Game Technology PLC as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside International Game Technology PLC’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology (Nevada) and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; unanticipated costs of integration of International Game Technology (Nevada) and GTECH S.p.A.; the possibility that International Game Technology PLC will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that International Game Technology PLC may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which International Game Technology PLC operates; International Game Technology PLC’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; International Game Technology PLC’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting International Game Technology PLC, including as a consequence of the announced withdrawal of the U.K. from the EU; international, national or local economic, social or political conditions that could adversely affect International Game Technology PLC or its customers; conditions in the credit markets; changes in the top management team; risks associated with assumptions International Game Technology PLC makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and International Game Technology PLC’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect International Game Technology PLC’s business, including those described in International Game Technology PLC’s annual report on Form 20-F for the financial year ended December 31, 2015 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC website at www.sec.gov and on the investor relations section of International Game Technology PLC’s website at www.IGT.com. Except as required under applicable law, International Game Technology PLC does not assume any obligation to update the forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per International Game Technology PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per International Game Technology PLC share, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452;
outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	September 30,
	2016	2015
Service revenue	1,088,842	1,043,709
Product sales	176,808	157,864
Total revenue	1,265,650	1,201,573

Cost of services	625,235	619,630
Cost of sales	136,702	127,980
Selling, general and administrative	242,510	224,487
Research and development	87,354	85,864
Restructuring expense	5,658	11,271
Impairment loss	4,230	—
Transaction expense, net	129	2,301
Total operating expenses	1,101,818	1,071,533

Operating income	163,832	130,040

Interest income	3,240	4,797
Other income (expense), net	2,907	(508)
Foreign exchange (loss) gain, net	(21,143)	9,848
Interest expense	(117,618)	(121,845)
Total non-operating expenses	(132,614)	(107,708)

Income before provision for income taxes	31,218	22,332
Provision for income taxes	12,812	13,367
Net income	18,406	8,965
Less: Net income attributable to non-controlling interests	20,309	1,833
Net (loss) income attributable to IGT PLC	(1,903)	7,132

Net (loss) income attributable to IGT PLC per common share - basic	(0.01)	0.04
Net (loss) income attributable to IGT PLC per common share - diluted	(0.01)	0.04

Weighted-average shares - basic	202,029	199,480
Weighted-average shares - diluted	202,029	200,910

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the nine months ended
	September 30,
	2016	2015
Service revenue	3,313,917	2,868,664
Product sales	518,763	455,435
Total revenue	3,832,680	3,324,099

Cost of services	1,911,830	1,743,013
Cost of sales	403,118	340,322
Selling, general and administrative	709,277	552,254
Research and development	256,349	192,849
Restructuring expense	21,514	41,570
Impairment loss	6,582	—
Transaction expense, net	1,560	45,695
Total operating expenses	3,310,230	2,915,703

Operating income	522,450	408,396

Interest income	10,287	12,916
Other expense, net	(4,994)	(120,222)
Foreign exchange loss, net	(94,547)	(85,493)
Interest expense	(353,748)	(338,651)
Total non-operating expenses	(443,002)	(531,450)

Income (loss) before provision for income taxes	79,448	(123,054)
Provision for income taxes	64,593	15,907
Net income (loss)	14,855	(138,961)
Less: Net income attributable to non-controlling interests	36,836	10,114
Net loss attributable to IGT PLC	(21,981)	(149,075)

Net loss attributable to IGT PLC per common share - basic	(0.11)	(0.79)
Net loss attributable to IGT PLC per common share - diluted	(0.11)	(0.79)

Weighted-average shares - basic	201,238	189,884
Weighted-average shares - diluted	201,238	189,884

International Game Technology PLC

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	September 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	349,899	627,484
Restricted cash and investments	135,340	169,101
Trade and other receivables, net	880,943	959,592
Inventories	324,415	269,982
Other current assets	454,666	423,701
Income taxes receivable	35,372	35,514
Total current assets	2,180,635	2,485,374

Systems, equipment and other assets related to contracts, net	1,175,954	1,127,518
Property, plant and equipment, net	346,390	349,677
Goodwill, net	6,843,725	6,830,499
Intangible assets, net	3,010,075	3,335,633
Other non-current assets	1,690,815	937,917
Deferred income taxes	47,556	48,074
Total non-current assets	13,114,515	12,629,318

Total Assets	15,295,150	15,114,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	917,891	1,057,860
Other current liabilities	1,269,510	922,586
Current portion of long-term debt	123	160
Income taxes payable	138,289	30,020
Total current liabilities	2,325,813	2,010,626

Long-term debt, less current portion	8,286,690	8,334,013
Deferred income taxes	822,247	941,418
Other non-current liabilities	439,593	462,493
Total non-current liabilities	9,548,530	9,737,924

Total Liabilities	11,874,343	11,748,550

Commitments and contingencies	—	—

Shareholders’ equity	3,420,807	3,366,142

Total liabilities and shareholders’ equity	15,295,150	15,114,692

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the nine months ended
	September 30,
	2016	2015
Operating activities
Net income (loss)	14,855	(138,961)
Adjustments for:
Amortization	377,163	286,264
Depreciation	293,284	259,676
Foreign exchange loss, net	94,547	85,493
Amortization of upfront payments to customers	85,160	81,178
Stock-based compensation expense	24,502	32,732
Debt issuance cost amortization	13,757	35,788
Loss on early extinguishment of debt	—	73,806
Write-off of bridge facility costs	—	35,061
Other, net	23,185	15,196
Cash flows before changes in operating assets and liabilities	926,453	766,233
Changes in operating assets and liabilities:
Trade and other receivables	83,085	122,739
Inventories	(46,761)	(29,275)
Accounts payable	(135,297)	(102,170)
Other assets and liabilities	(206,483)	(286,533)
Net cash flows from operating activities	620,997	470,994

Investing activities
Upfront payments to customers	(390,390)	—
Capital expenditures	(371,497)	(288,743)
Purchases of jackpot annuity investments	(2,598)	(1,562)
Proceeds from jackpot annuity investments	14,856	27,509
Proceeds from sale of assets	55,713	23,610
Acquisition of IGT, net of cash acquired	—	(3,241,415)
Other	2,938	(127)
Net cash flows used in investing activities	(690,978)	(3,480,728)

Financing activities
Principal payments on long-term debt	(177,977)	(2,492,354)
Dividends paid	(120,726)	(169,633)
Return of capital - non-controlling interest	(35,407)	(30,568)
Dividends paid - non-controlling interest	(27,813)	(28,842)
Debt issuance costs paid	(10,736)	(81,100)
Capital contribution non-controlling interest	151,359	—
Proceeds from issuance of long-term debt	—	6,584,801
Proceeds from interest rate swaps	—	67,773
Payments in connection with note consents	—	(29,022)
Payments on bridge facility	—	(51,409)
Payments in connection with the early extinguishment of debt	—	(79,526)
Payments to withdrawing shareholders	—	(407,759)
Other	2,225	(11,942)
Net cash flows (used in) provided by financing activities	(219,075)	3,270,419

Net (decrease) increase in cash and cash equivalents	(289,056)	260,685
Effect of exchange rate changes on cash	11,471	(25,876)
Cash and cash equivalents at the beginning of the period	627,484	317,106
Cash and cash equivalents at the end of the period	349,899	551,915

Supplemental Cash Flow Information:
Interest paid	(408,864)	(322,074)
Income taxes paid	(136,015)	(163,995)

International Game Technology PLC

Net Debt

($ thousands)

	September 30,	December 31,
	2016	2015
Long-term debt, less current portion
6.250% Senior Secured Notes due 2022	1,495,417	1,468,875
6.500% Senior Secured Notes due 2025	1,085,207	1,084,249
4.750% Senior Secured Notes due 2023	936,562	912,418
4.125% Senior Secured Notes due 2020	772,849	752,212
5.625% Senior Secured Notes due 2020	593,517	592,245
Senior Secured Notes	4,883,552	4,809,999

6.625% Senior Secured Notes due 2018	550,973	533,915
4.750% Senior Secured Notes due 2020	537,650	520,649
Legacy GTECH Notes	1,088,623	1,054,564

7.500% Senior Secured Notes due 2019	523,966	530,009
5.500% Senior Secured Notes due 2020	126,433	126,833
5.350% Senior Secured Notes due 2023	61,213	61,303
Legacy IGT Notes	711,612	718,145

Term Loan Facilities due 2019	888,438	866,785
Revolving Credit Facilities due 2021	714,465	834,968
Capital Securities	—	49,472
Other	—	80
Long-term debt, less current portion	8,286,690	8,334,013

Current portion of long-term debt	123	160
Total debt	8,286,813	8,334,173

Cash and cash equivalents	349,899	627,484

Net debt	7,936,914	7,706,689

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q3 2016			Impairment/	Transaction	Q3 2016
	As	Purchase	Foreign	Restructuring	(Income)	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted
Total revenue	1,265,650	376	—	—	—	1,266,026
Cost of services	625,235	(46,222)	—	—	—	579,013
Cost of sales	136,702	(29,740)	—	—	—	106,962
Selling, general and administrative	242,510	(35,254)	—	—	—	207,256
Research and development	87,354	(465)	—	—	—	86,889
Restructuring expense	5,658	—	—	(5,658)	—	—
Impairment loss	4,230	—	—	(4,230)	—	—
Transaction expense, net	129	—	—	—	(129)	—
Total operating expenses	1,101,818	(111,681)	—	(9,888)	(129)	980,120
Operating income	163,832	112,057	—	9,888	129	285,906
Foreign exchange loss, net	(21,143)	—	21,143	—	—	—
Other income, net	2,907	(211)	—	—	—	2,696
Interest expense, net	(114,378)	2,073	—	—	—	(112,305)
Total non-operating expenses	(132,614)	1,862	21,143	—	—	(109,609)
Income before provision for income taxes	31,218	113,919	21,143	9,888	129	176,297
Provision for income taxes (a)	12,812	40,437	9,857	2,538	40	65,684
Net income	18,406	73,482	11,286	7,350	89	110,613
Less: Net income attributable to non-controlling interests	20,309	26	—	—	—	20,335
Net (loss) income attributable to IGT PLC	(1,903)	73,456	11,286	7,350	89	90,278
Net (loss) income per common share - diluted	(0.01)					0.45
Weighted-average shares - diluted	202,029					202,606

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q3 2015				Transaction	Q3 2015
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	1,201,573	2,271	—	—	—	1,203,844

Cost of services	619,630	(48,022)	—	—	—	571,608
Cost of sales	127,980	(34,536)	—	—	—	93,444
Selling, general and administrative	224,487	(32,447)	—	—	—	192,040
Research and development	85,864	(564)	—	—	—	85,300
Restructuring expense	11,271	—	—	(11,271)	—	—
Transaction expense, net	2,301	—	—	—	(2,301)	—
Total operating expenses	1,071,533	(115,569)	—	(11,271)	(2,301)	942,392

Operating income	130,040	117,840	—	11,271	2,301	261,452

Foreign exchange gain, net	9,848	—	(9,848)	—	—	—
Other expense, net	(508)	(208)	—	—	—	(716)
Interest expense, net	(117,048)	20	—	—	—	(117,028)
Total non-operating expenses	(107,708)	(188)	(9,848)	—	—	(117,744)

Income before provision for income taxes	22,332	117,652	(9,848)	11,271	2,301	143,708
Provision for income taxes (a)	13,367	40,869	(1,788)	3,818	377	56,643

Net income	8,965	76,783	(8,060)	7,453	1,924	87,065
Less: Net income attributable to non-controlling interests	1,833	26	—	—	—	1,859
Net income attributable to IGT PLC	7,132	76,757	(8,060)	7,453	1,924	85,206

Net income per common share - diluted	0.04					0.42
Weighted-average shares - diluted	200,910					200,910

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	September 2016			Impairment/		September 2016
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	3,832,680	1,332	—	—	—	3,834,012

Cost of services	1,911,830	(137,366)	—	—	—	1,774,464
Cost of sales	403,118	(89,091)	—	—	—	314,027
Selling, general and administrative	709,277	(104,857)	—	—	—	604,420
Research and development	256,349	(1,459)	—	—	—	254,890
Restructuring expense	21,514	—	—	(21,514)	—	—
Impairment loss	6,582	—	—	(6,582)	—	—
Transaction expense, net	1,560	—	—	—	(1,560)	—
Total operating expenses	3,310,230	(332,773)	—	(28,096)	(1,560)	2,947,801

Operating income	522,450	334,105	—	28,096	1,560	886,211

Foreign exchange loss, net	(94,547)	—	94,547	—	—	—
Other expense, net	(4,994)	3,881	—	—	—	(1,113)
Interest expense, net	(343,461)	6,147	—	—	—	(337,314)
Total non-operating expenses	(443,002)	10,028	94,547	—	—	(338,427)

Income before provision for income taxes	79,448	344,133	94,547	28,096	1,560	547,784
Provision for income taxes (a)	64,593	122,338	23,431	7,718	302	218,382

Net income	14,855	221,795	71,116	20,378	1,258	329,402
Less: Net income attributable to non-controlling interests	36,836	76	—	—	—	36,912
Net (loss) income attributable to IGT PLC	(21,981)	221,719	71,116	20,378	1,258	292,490

Net (loss) income per common share - diluted	(0.11)					1.45
Weighted-average shares - diluted	201,238					201,901

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date		Year to date
	September 2015				Transaction	September 2015		September 2015
	As	Purchase	Foreign	Restructuring	and Refinancing	As	Pro Forma	Pro
	Reported	Accounting	Exchange	Expense	Expense	Adjusted	Adjustments	Forma

Total revenue	3,324,099	13,919	—	—	—	3,338,018	399,387	3,737,405

Cost of services	1,743,013	(104,686)	—	—	—	1,638,327	113,306	1,751,633
Cost of sales	340,322	(66,764)	—	—	—	273,558	63,355	336,913
Selling, general and administrative	552,254	(67,023)	—	—	—	485,231	134,166	619,397
Research and development	192,849	(1,693)	—	—	—	191,156	62,760	253,916
Restructuring expense	41,570	—	—	(41,570)	—	—	—	—
Transaction expense, net	45,695	—	—	—	(45,695)	—	—	—
Total operating expenses	2,915,703	(240,166)	—	(41,570)	(45,695)	2,588,272	373,587	2,961,859

Operating income	408,396	254,085	—	41,570	45,695	749,746	25,800	775,546

Foreign exchange loss, net	(85,493)	—	85,493	—	—	—
Other (expense) income, net	(120,222)	6,042	—	—	117,877	3,697
Interest expense, net	(325,735)	—	—	—	—	(325,735)
Total non-operating expenses	(531,450)	6,042	85,493	—	117,877	(322,038)

(Loss) income before provision for income taxes	(123,054)	260,127	85,493	41,570	163,572	427,708
Provision for income taxes (a)	15,907	92,015	19,768	13,000	41,115	181,805

Net (loss) income	(138,961)	168,112	65,725	28,570	122,457	245,903
Less: Net income attributable to non-controlling interests	10,114	77	—	—	—	10,191
Net (loss) income attributable to IGT PLC	(149,075)	168,035	65,725	28,570	122,457	235,712

Net (loss) income per common share - diluted	(0.79)					1.23
Weighted-average shares - diluted	189,884					191,142

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
	September 30,
	2016	2015
Net income	18,406	8,965
Provision for income taxes	12,812	13,367
Non-operating expenses	132,614	107,708
Amortization	124,089	134,129
Depreciation	94,403	95,133
Amortization of upfront payments to customers	29,982	27,302
Stock-based compensation expense	7,468	11,762
Restructuring expense	5,658	11,271
Impairment loss	4,230	—
Non-cash purchase accounting (excluding D&A)	67	1,860
Transaction expense, net	129	2,301
Adjusted EBITDA	429,858	413,798

Cash flows from operating activities	97,190	253,909
Capital expenditures	(151,865)	(121,651)
Free Cash Flow	(54,675)	132,258

International Game Technology PLC Segment Performance

Revenue Detail

($ millions)

	INTERNATIONAL GAME TECHNOLOGY PLC		Quarter Change
	2015	2016	Percentage	Constant FX
	Q3	Q3	Q3	Q3
Gaming
Total Revenue	651	644	-1.1%	-0.6%

Gaming Services	508	489	-3.8%	-2.9%
Terminal	322	322	0.0%	0.7%
Social (DDI)	80	66	-17.5%	-17.5%
Other	106	101	-5.4%	-3.2%

Product Sales	142	155	8.8%	7.6%
Terminal	95	108	13.1%	11.8%
Other	47	47	0.0%	-0.8%

Lottery
Total Revenue	478	545	14.1%	14.8%

Lottery Services	463	523	13.1%	13.8%
FM/Concessions	416	436	4.8%	5.4%
LMA	22	59	172.2%	172.2%
Other Services	25	28	14.3%	18.3%

Product Sales	15	22	44.9%	44.8%
Terminal	0	2	592.3%	592.1%
Systems/Other	15	20	35.9%	35.9%

Other
Total Revenue	73	77	5.0%	5.3%

Service Revenue	73	77	5.6%	5.9%
Product Sales	0	(0)	-110.5%	-103.0%

Consolidated
Revenue	1,202	1,266	5.3%	5.9%

Operating Income:
Segment Total	303	338	11.6%	11.7%
Purchase Accounting	(118)	(112)	-4.9%	-4.8%
Corporate Support	(55)	(62)	12.7%	15.1%
Total	130	164	26.0%	26.5%

	NORTH AMERICA GAMING & INTERACTIVE		Quarter Change
	2015	2016	Percentage	Constant FX
	Q3	Q3	Q3	Q3
Gaming
Total Revenue	341	317	-7.0%	-7.0%

Gaming Services	267	241	-9.8%	-9.8%
Terminal	144	133	-7.8%	-7.8%
Social (DDI)	80	66	-17.5%	-17.5%
Other	43	42	-2.2%	-2.2%

Product Sales	73	76	3.3%	3.2%
Terminal	46	51	11.2%	11.1%
Other	27	24	-10.2%	-10.2%

Total
Revenue	341	317	-7.0%	-7.0%

Operating Income	85	66	-21.8%	-25.0%

	NORTH AMERICA LOTTERY		Quarter Change
	2015	2016	Percentage	Constant FX
	Q3	Q3	Q3	Q3
Gaming
Total Revenue	37	37	0.8%	0.7%

Gaming Services	36	37	0.9%	0.8%
Terminal	26	25	-3.7%	-3.7%
Social (DDI)	0	0	0.0%	0.0%
Other	10	12	12.7%	12.4%

Product Sales	0	0	0.0%	0.0%
Terminal	(0)	0	0.0%	0.0%
Other	0	0	0.0%	0.0%

Lottery
Total Revenue	216	271	25.1%	25.1%

Lottery Services	206	253	22.6%	22.6%
FM/Concessions	156	163	4.6%	4.6%
LMA	22	59	172.2%	172.2%
Other Services	29	31	8.0%	8.0%

Product Sales	10	18	73.3%	73.3%
Terminal	0	2	682.6%	682.4%
Systems/Other	10	16	60.3%	60.2%

Total
Revenue	253	307	21.6%	21.5%

Operating Income	50	85	70.1%	69.3%

	INTERNATIONAL		Quarter Change
	2015	2016	Percentage	Constant FX
	Q3	Q3	Q3	Q3
Gaming
Total Revenue	120	122	2.1%	4.7%

Gaming Services	50	43	-14.2%	-4.7%
Terminal	15	13	-13.8%	2.8%
Social (DDI)	0	0	0.0%	0.0%
Other	36	31	-14.3%	-7.7%

Product Sales	69	79	13.9%	11.6%
Terminal	49	57	14.9%	12.4%
Other	20	22	11.5%	9.6%

Lottery
Total Revenue	73	75	3.5%	6.0%

Lottery Services	68	71	4.8%	7.5%
FM/Concessions	49	51	3.5%	5.3%
LMA	0	0	0.0%	0.0%
Other Services	19	20	8.3%	13.4%

Product Sales	5	4	-15.6%	-15.7%
Terminal	0	0	-100.0%	-100.0%
Systems/Other	5	4	-15.1%	-15.2%

Other
Total Revenue	18	18	1.1%	2.7%

Service Revenue	17	18	3.7%	5.2%
Product Sales	0	(0)	-110.5%	-103.0%

Total
Revenue	210	215	2.5%	5.0%

Operating Income	37	39	6.0%	15.4%

	ITALY		Quarter Change
	2015	2016	Percentage	Constant FX
	Q3	Q3	Q3	Q3
Gaming
Total Revenue	156	168	7.7%	7.6%

Gaming Services	156	168	7.7%	7.7%
Terminal	137	151	10.4%	10.4%
Social (DDI)	0	0	0.0%	0.0%
Other	19	16	-12.1%	-12.1%

Product Sales	0	0	0.0%	0.0%
Terminal	0	0	0.0%	0.0%
Other	0	0	0.0%	0.0%

Lottery
Total Revenue	188	199	5.7%	5.6%

Lottery Services	188	199	5.7%	5.6%
FM/Concessions	211	222	5.2%	5.2%
LMA	0	0	0.0%	0.0%
Other Services	(23)	(23)	1.4%	1.3%

Product Sales	0	0	0.0%	0.0%
Terminal	0	0	0.0%	0.0%
Systems/Other	0	0	0.0%	0.0%

Other
Total Revenue	55	59	6.3%	6.2%

Service Revenue	55	59	6.3%	6.2%
Product Sales	0	0	0.0%	0.0%

Total
Revenue	400	426	6.5%	6.5%

Operating Income	131	147	12.4%	12.4%

Consolidated Key Performance Indicators (KPIs)

	Third Quarter
Periods Ended September 30	2016	2015	% change

Installed base (end of period)
Casino	34,159	34,755	-1.7%
VLT - Government Sponsored (ex-Italy)	15,594	15,648	-0.3%
VLT - Italy Supplier (B2B)	8,464	8,439	0.3%
Total installed base	58,217	58,842	-1.1%
Yield (average revenue per unit per day - $0.00)	32.27	34.10	-5.4%

Additional Italian Network Details:
VLT - Operator (B2C)	10,930	10,955	-0.2%
AWP	58,069	60,262	-3.6%

Machine units shipped
New/Expansion	2,315	1,399	65.5%
Replacement	6,665	5,223	27.6%
Total machines shipped	8,980	6,622	35.6%

Global lottery same-store revenue growth
Instants & draw games			2.7%
Multistate Jackpots			35.0%
Total lottery same-store revenue growth (ex-Italy)			6.1%
Italy lottery revenue growth			5.6%

North America KPIs

	Third Quarter
Periods Ended September 30	2016	2015	% change

Installed base (end of period)
Casino	24,163	25,237	-4.3%
VLT - Government Sponsored	15,322	15,398	-0.5%
Total installed base	39,485	40,635	-2.8%

Machine units shipped
New/Expansion	2,017	895	125.4%
Replacement	3,221	2,431	32.5%
Total machines shipped	5,238	3,326	57.5%

DoubleDown
Revenue ($ Thousands)	65,820	79,748	-17.5%
Mobile penetration	56%	50%	11.2%
DAU (Daily Active Users - Thousands ) (1)	1,506	1,852	-18.7%
MAU (Monthly Active Users - Thousands ) (1)	3,604	4,536	-20.5%
Bookings per DAU ($0.00) (1)	$0.48	$0.48	0.3%

Lottery same-store revenue growth
Instants & draw games			1.6%
Multistate Jackpots			40.6%
Total lottery same-store revenue growth			6.3%

(1) As a single application with multiple games, active users equal unique users

International KPIs

	Third Quarter
Periods Ended September 30	2016	2015	% change

Installed base (end of period)
Casino	9,996	9,518	5.0%
VLT - Government Sponsored	272	250	8.8%
Total installed base	10,268	9,768	5.1%

Machine units shipped
New/Expansion	298	504	-40.9%
Replacement	3,444	2,792	23.4%
Total machines shipped	3,742	3,296	13.5%

Lottery same-store revenue growth
Instants & draw games			5.9%
Multistate Jackpots			3.3%
Total lottery same-store revenue growth			5.7%

Italy KPIs

	Third Quarter
Periods Ended September 30	2016	2015	% change
(In € millions, except machines)
Lottery
Lotto wagers	1,967	1,677	17.3%
10eLotto	1,094	1,009	8.4%
Core	550	605	-9.1%
Late Numbers	324	63	417.5%
Scratch & Win Wagers	2,091	2,108	-0.8%

Italy lottery revenue growth			5.6%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	10,930	10,955	-0.2%
VLT - Supplier (B2B)	8,464	8,439	0.3%
AWP	58,069	60,262	-3.6%
Total Installed Base	77,463	79,656	-2.8%

Wagers
VLT - Operator (B2C)	1,309	1,314	-0.4%
AWP	986	1,026	-3.9%
Interactive Wagers (Gaming)	393	378	4.0%

Other
Sports Betting Wagers(1)	178	167	6.7%
Sports Betting Payout (%)(1)	82.0%	81.9%	0.1	pp

(1) Includes Virtual Wagers and Pools & Horses